Star Peak Energy Transition Corp.

1603 Orrington Avenue, 13th Floor
Evanston, Illinois 60201
March 15, 2021

VIA EDGAR

Attention:	Ernest Greene

Anne McConnell

Geoff Kruczek

Sherry Haywood

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	Star Peak Energy Transition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed February 12, 2021 File No. 333-251397

Ladies and Gentlemen:

This letter sets forth the response of Star Peak Energy Transition Corp. (the “Company” or “STPK”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated February 26, 2021, with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Registration Statement on Form S-4

General, page 1

1.               Staff’s comment:

Please comply with prior comments 5 and 10 in your next amendment.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes it is in compliance with the requirements of Rule 8-08 of Regulation S-X as of the filing of the Revised Registration Statement and that it has revised the disclosure describing the terms and estimated fair value of the options granted in December 2020, including the material assumptions underlying the estimated fair value of such options, on pages F-53 through F-55 of the Revised Registration Statement.

Unaudited Historical Comparative and Pro Forma Combined Per Share Information of STPK and Stem, page 19

2.             Staff’s comment:

We note your response to prior comment 1. You indicate that the exchange ratio was calculated as the outstanding shares of Stem as of the date of this filing divided by the 65,000,000 new shares of common stock that will be issued, or reserved for issuance, by STPK. However, it is not clear to us why the exchange ratio was not calculated as the 65,000,000 new shares of common stock that will be issued divided by the outstanding shares of Stem stock (common and preferred) that will be exchanged for the new shares of common stock. In this regard, we note your disclosure on page vi that the exchange ratio would have been approximately 0.217 of a share of New Stem Common Stock for each share of Existing Stem Stock.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in the Letter to Stockholders of the Company and on pages vi, 18 and 19 of the Revised Registration Statement.

Consolidated Financial Statements - Stem, Inc.

2. Summary of Significant Accounting Policies

Equity Method Investments, page F-43

3.            Staff’s comment:

We note your response to prior comment 6. You indicate that power is shared with the other investor in the SPE, who is not considered a related party (including de facto agency relationships) of Stem Inc. pursuant to ASC 810-10-25-38D. You also indicate that the power to direct the activities of the SPE that most significantly impact the SPE’s economic performance require the consent of both you and the other investor. Please help us better understand how you determined that control is shared between you and the other investor in the SPE. Please specifically address how you determined that the consent provisions in your governance agreement are substantive. Please describe how disagreements between you and the other investor are handled when one party does not provide consent. Please also describe the remedies available to ensure that the significant activities of the SPE that most significantly impact the SPE's performance are executed.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided the following response:

The decisions that most significantly impact the economics of the SPE are determining (i) which energy storage systems to be purchased by the SPE and (ii) the annual operating budgets which govern the ongoing operation and maintenance of the energy storage systems.

While Stem, Inc. (“Stem”) believes that it is not the primary beneficiary of the SPEs, because of its significant continuing involvement in the generation of cash flows of the energy storage systems and legal responsibilities under the host customer contract, Stem is required to reflect the revenue and expenses as well as the assets and liabilities in its consolidated financial statements. This is because the proceeds received from the SPE’s are accounted for as a financing and we retain primary responsibility to the host customer under the revenue arrangements. It is also important to note that the SPEs were created solely for deployment of energy storage systems and have no other economic activities. This accounting treatment results in Stem effectively reporting the results of the SPE, without reporting non-controlling interest for GAAP financial statement purposes, as if Stem were consolidating the SPEs irrespective of whether it is deemed the primary beneficiary.

Nevertheless, we believe power over the decisions that most significantly impact the economics of the SPE are shared. The sale by Stem and purchase by the SPE of an energy storage system is governed by a master purchase agreement, or MPA. Pursuant to the limited partnership agreement, or LPA, of the SPE, the other investor has the sole right and power, on behalf of the SPE, to purchase an energy storage system under the MPA. More specifically, if the other investor is not satisfied with the energy storage system, the credit quality of the customer, or the contractual terms of any underlying agreements (e.g., the host customer agreement, battery purchase or installation agreements, or transformer/interconnection agreement), the investor has sole discretion to decline the SPE’s purchase of an energy storage system from Stem. Stem determined that the other investor’s consent provision is substantive given its ownership interest of at least 50% of each SPE and its rights to substantially all distributions of the SPE until it achieves a target return. The other investor is economically incentivized to have a say in which energy storage systems and related host customers the SPE will purchase as this will impact its economic risks and returns. If the other investor rejects the SPE’s purchase of an energy storage system proposed by Stem, it must provide reasonable detail as to why it has declined the purchase and, although Stem may attempt to address or remedy reasons outlined by the other investor, it is in the other investor’s sole discretion to accept or reject an energy storage system for purchase by the SPE. Pursuant to the terms of the MPA, Stem will continue to present available energy storage systems for purchase by the SPE until the SPE satisfies its aggregate purchase commitment. Therefore, the significant activity of approving the purchase of energy storage systems will continue and such purchases must occur for the significant activity of operation and maintenance of the energy storage systems can commence.

The operation and maintenance of the energy storage systems in the SPE is governed by an agreement between the SPE and Stem pursuant to which Stem is required to provide services to ensure (i) the energy storage systems are being maintained for optimal performance and (ii) the SPE complies with the contractual terms of the customer host agreement. The other investor is required to approve all budgets submitted by Stem, which detail the proposed spend required to either maintain or remediate any identified issues with the energy storage systems (e.g., connectivity, performance issues and/or preventative and reactive maintenance for broken or malfunctioning components). The budgets dictate the operations of the SPE and Stem is constrained in its capacity as the service provider as it must comply with decisions reached in the budget process and does not have the unilateral ability to make significant decisions with respect to the operation and maintenance of the energy storage systems. Stem determined that the other investor’s consent provision is substantive given its ownership interest of at least 50% of each SPE and its rights to substantially all distributions of the SPE until it achieves a target return (typically the other investor receives 95% of cash flows until the SPE achieves a minimum hurdle of 7-13%). The other investor is typically a natural long term owner of assets with the personnel and internal procedures to review and approve budgets as well as the ability to understand and critique the long term operating strategy of the systems. The other investor is economically incentivized to see that the energy storage systems are operated and maintained for optimal performance and in accordance with the customer host agreements. If the other investor disagrees with the budget submitted by Stem, the previous year’s budget shall be utilized during the dispute resolution. If the two parties cannot ultimately come to an agreement with respect to the operation and maintenance of the SPE, the other investor has the ability to replace Stem, typically with six to twelve months’ notice and after paying a termination fee, which Stem does not believe constitutes a substantive penalty or barrier to preventing the other investor from exercising its termination right. Therefore, the other investor can replace Stem and appoint a new service provider to ensure that the activities of the SPE that most significantly impact the SPE's performance are executed.

Acknowledging the Staff’s comment, the Company has made the following enhancements to its disclosures (changes in underline) beginning on page F-56, to provide further clarity:

15. Special Purpose Entities

Unconsolidated VIEs

On January 23, 2015, June 7, 2016, and June 30, 2017 the Company entered into agreements to form three Limited Liability Companies: Stem Finance SPV II, LLC (“SPV II”), Stem Finance SPV III, LLC (“SPV III”), and Generate-Stem LCR, LLC (“SPV IV”), respectively, which are accounted for as unconsolidated VIEs because the Company lacks the power to direct the activities that most significantly impact the economics of these entities. Although the Company is not the primary beneficiary of these entities, due to its significant continuing involvement in the generation of cash flows of the energy storage systems and legal responsibilities under the host customer contract, the Company is required to include the assets, liabilities, revenues, and expenses of these entities in its consolidated financial statements.

3. Revenue, page F-53

4.             Staff’s comment:

Please be advised that we are continuing to review your response to prior comment 9.

Response:

The Company respectfully acknowledges the Staff’s comment. We are available to discuss any questions the Staff may have at your convenience.

General

5.             Staff’s comment:

Please provide updated executive compensation information for the most recent fiscal year end in response to Item 402 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes it is in compliance with the requirements of Item 402 of Regulation S-K as of the filing of the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matthew R. Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or Bryan D. Flannery of Kirkland & Ellis LLP at (713) 836-3573 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

STAR PEAK ENERGY TRANSITION CORP.

By:	/s/ Eric Scheyer
Name: Eric Scheyer
Title: Chief Executive Officer

cc:	John Carrington, Stem, Inc. John T. Gaffney, Gibson, Dunn & Crutcher LLP